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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                    Under the Securities Exchange Act of 1934

                              PETMED EXPRESS, INC.
          (Exact name of Company as specified in its corporate charter)



        Florida                         000-28827               65-0680967
--------------------------------------------------------------------------------
(State or other jurisdiction         (Commission File          (IRS Employer
    of incorporation)                     Number)            Identification No.)



                                1441 SW 29 Avenue
                          Pompano Beach, Florida 33069
          (Address of principal executive offices, including zip code)


                                 (954) 979-5995
                (Company's telephone number, including area code)


                                January 31, 2001


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                                 Schedule 14f-1

                                  INTRODUCTION

         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder, in connection with a proposed change in the membership of the Board of Directors of Petmed Express, Inc. The date of this Information Statement is January 31, 2001.

         On November 22, 2000, we entered into a Subscription Agreement with Tricon Holdings, LLC, a Florida limited liability company ("Tricon") pursuant to which Tricon purchased 10,000,000 shares of our Common Stock (the "Shares") and Warrants to purchase 3,000,000 shares of Common Stock for an aggregate purchase price of $2,000,000.

         As a result of the transaction with Tricon, our board of directors decided it would be in our best interest to fill vacancies on our board of directors by appointing Guven Kivilcim, Huseyin Kizanlikli and Kenneth Jacobi as additional directors. Messrs. Kivilcim, Kizanlikli and Jacobi will commence to take action as directors at such time and in accordance with applicable laws, rules and regulations. This information statement will be filed with the Securities and Exchange Commission (the "SEC") and mailed to all holders of record of our voting securities as required by Rule 14f-1 of the Exchange Act.

         This information statement is being mailed to shareholders of record as of January 31, 2001 and filed with the Commission on January 31, 2001.

             NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION
                      WITH THE APPOINTMENT OF ANY DIRECTOR.

                                VOTING SECURITIES

         As of January 31, 2001, there were 16,385,010 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter submitted to our shareholders for a vote.

         These securities represent all of our issued and outstanding voting securities. The following table sets forth, as of the close of business on January 31, 2001, (a) the name, address and number of shares of each person known by us to be the beneficial owner of more than 5% of the class of stock; and (b) the number of shares of these securities owned by each director and all officers and directors as a group, together with their respective percentage holdings of such shares. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect



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to securities and includes any securities which the person has the right to acquire within 60 days of January 31, 2001 through the conversion or exercise of any security or other right. Except as otherwise specifically set forth herein, the following tables give no effect to the exercise of any outstanding stock options or warrants. Unless otherwise indicated, the address for each person is 1441 SW 29 Avenue, Pompano Beach, Florida 33069.

                                           Shares Beneficially
                                                  Owned
Name of                              --------------------------------
Beneficial Owner(1)                  Number                   Percent
-------------------                  ------                   -------

Tricon Holdings, LLC               13,000,000                   67.1%

Marc Puleo, M.D.                    4,380,500                   24.6%

Chris Lloyd                         1,646,250                   10.0%

John Vermaaten                         33,000                       *

Guven Kivilcim                      2,600,000                   15.3%

Huseyin Kizanlikli                         --                      --

Kenneth Jacobi                             --                      --

Marpul Trust                        1,496,250                    9.1%

Double Diamond
Trading, Inc.                       1,744,250                   10.5%

All officers and
directors as a group
(five persons)                      7,463,500                   39.5%

*     represents less than 1%


         - Tricon Holdings, LLC holdings include 3,000,000 shares issuable upon exercise of Warrants at $.33 per share.

         - Marpul Trust is a trust established by Dr. Puleo under an agreement dated September 3, 1999, in which 1,496,250 shares of our common stock owned by him were deposited, and of which he is the beneficiary. Mr. Christopher Lloyd, one of our officers and directors, and Southpac Trust International, Inc. are trustees.




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         - Dr. Puleo's holdings include:

                  - options held by him to purchase 300,000 shares of common stock at $.163 per share until May 2002,

                  - options held by him to purchase 240,000 shares at $1.00 per share until May 2002,

                  - options held by him to purchase 600,000 shares at $1.25 per share until May 2003,

                  - 1,444,250 shares owned by Double Diamond Trading, Inc. over which Dr. Puleo holds voting control until December 29, 2001, which may be extended an additional two years upon the mutual consent of the parties, under a voting proxy granted him on December 29, 1999, and

                  - options held by Double Diamond Trading to purchase 300,000 shares at $.37 per share until May 2002. The stock underlying these options are included in the voting proxy held by Dr. Puleo.

         - The amount beneficially owned by Dr. Puleo excludes options to purchase an additional 600,000 shares of our common stock at $1.25 per share which have not yet vested under the terms of his employment agreement.

         - Mr. Lloyd's holdings include:

                  - options held by him to purchase 150,000 shares of common stock at $2.75 per share until January 2006;

                  - 1,496,250 shares owned by Marpul Trust of which Mr. Lloyd has shared voting power.

         - The amount beneficially owned by Mr. Lloyd exclude options to purchase a total of 230,000 shares of common stock at prices ranging from $2.75 to $4.50 per share which have not yet vested.

         - Mr. Vermaaten's holdings include options to purchase 33,000 shares of our common stock, but excludes options to purchase an additional 67,000 shares of our common stock which have not yet vested.

         - Mr. Kivilcim is a 20% shareholder of Tricon Holdings, LLC and the amount beneficially owned by Mr. Kivilcim includes 20% of Tricon Holdings, LLC's holdings which



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is 2,000,000 shares owned by Tricon Holdings, LLC and Warrants held by Tricon
Holdings, LLC to purchase 600,000 shares at $.33 per share.

         - Double Diamond Trading's holdings include options to purchase 300,000 shares of our common stock at $.37 per share until May 2002. The shares of our common stock owned by Double Diamond Trading which are currently outstanding, together with the shares which are issuable upon the exercise of these options, are included in the voting proxy held by Dr. Puleo. Mr. Ami Weitzman is the sole officer, director and shareholder of Double Diamond Trading, Inc., and its address is c/o Citco BVI Ltd., Post Office Box 662, Roadtown, Tortola, BWI.

                                CHANGE OF CONTROL

         The sale of our Shares and Warrants to Tricon constituted a change of control. The following description of the agreements into which we have entered are summaries and are qualified in their entirety by references to the agreements which we filed as exhibits to our Current Report on Form 8-K filed with the SEC on December 5, 2000. You are urged to review the full text of those documents in their entirety.

         On November 22, 2000, pursuant to a Subscription Agreement, Tricon Holdings, LLC, a Florida limited liability corporation ("Tricon"), acquired 10,000,000 shares of the Company's authorized and unissued shares of Common Stock (the "Shares") and Warrants (the "Warrants") to purchase 3,000,000 shares of the Company's authorized and unissued shares of Common Stock (the "Warrant Shares"). The Warrants are exercisable at $.33 per share and expire on November 22, 2005. Tricon acquired the Company's Shares and Warrants in exchange for $2,000,000, of which Tricon delivered $500,000 in cash and a Promissory Note bearing interest at a rate of six (6%) percent per annum for $1,500,000 (the "Note"). The Note is payable in three equal installments of principal and interest on each of December 22, 2000, January 21, 2001 and February 20, 2001. The certificates representing 7,500,000 Shares have been placed in escrow to secure the payment of the Note and will be released in three equal amounts on the dates and pending satisfaction of the Note pursuant to the terms thereof. The change in control of the Company occurred as a result of (i) the issuance to Tricon of shares representing approximately 61.03% of the Company's issued and outstanding shares of Common Stock at the completion of the transaction (67.06% after giving effect to the exercise of the Warrants and issuance of the Warrant Shares); and (ii) the election of three new directors to fill vacancies on the five member Board of Directors. Except as described above, Tricon does not own, directly or indirectly, any other Common Stock of the Company. As a result of the stock purchase, the Company now has a total of 16,385,010 shares of Common Stock issued and outstanding.

         At any time, the holders of the then outstanding Shares and Warrant Shares may require the Company to register all or any part of their Shares and/or Warrant Shares. The



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holders may not make an aggregate more than two demand registration requests, and of the foregoing, no more than once in any calendar year. In addition, the holders may request an unlimited amount of piggyback registrations. The Company will bear the entire cost of any such registration statement.

Changes to the Board of Directors

         Our bylaws state that our board of directors may consist of five directors. Since our board of directors currently consists of only two members, the addition of Messrs. Kivilcim, Kizanlikli and Jacobi to our board will be viewed as filling vacancies on our board and, therefore, does not require the vote of our shareholders. Messrs. Kivilcim, Kizanlikli and Jacobi will commence to take action as directors at such time and in accordance with applicable laws, rules and regulations.

                                LEGAL PROCEEDINGS

         Various complaints were filed with the Florida Board of Pharmacy and Florida Agency for Health Care Administration against PetMed Express during 1997 and 1999. Those complaints, the vast majority of which were filed by veterinarians who are in competition with us for the sale of pet prescription products, alleged violations of the Florida Pharmacy Act and regulations promulgated thereunder. By Order dated September 20, 1999, the Florida Board of Pharmacy approved a settlement of all pending complaints. The settlement also provided that all future complaints relating to the alleged failure to verify prescriptions prior to September 20, 1999 shall be deemed to be administratively resolved. Under the terms of the settlement, we paid the Florida Board of Pharmacy $7,761 for expenses and costs and a fine of $32,500. We also agreed to periodic reporting and inspection requirements, and enhanced continuing education requirements for certain of its staff.

         On November 22, 1999, an Ohio veterinarian filed a complaint against us with the Florida Department of Health and Florida Board of Pharmacy. The complaint alleged that one of the veterinarian's clients received the medication Sentinel by mail from us without a prescription from the veterinarian or another veterinarian. We contested the allegations. By letter dated June 30, 2000, we were notified that the Florida Department of Health, Agency for Health Care Administration filed an administrative complaint against us and our pharmacist, Gordon Gyor, alleging that we dispensed medication without a valid prescription in violation of the Florida Pharmacy Act. Mr. Gyor and we requested a hearing and the administrative complaints were submitted to the Florida Division of Administrative Healings ("DOAH"). We contest the allegations and are continuing discussions in an attempt to reach a resolution of these matters. By Order dated October 26, 2000, the DOAH closed these cases without prejudice pending the parties' attempt to reach a




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resolution of these matters. Should a resolution not be reached, we intend to vigorously defend against the charges. At this conjuncture, we cannot accurately predict the likelihood of an adverse outcome or provide an estimate of the amount or range of potential loss, if any.

         The Florida Agency for Health Care Administration ("AHCA") filed various administrative complaints against us and our pharmacist, Gordon Gyor, alleging that Mr. Gyor and we dispensed prescription veterinary medication without a valid prescription or prior authorization from a veterinarian in violation of the Florida Pharmacy Act. Mr. Gyor and we requested a hearing and the administrative complaints were submitted to the Florida Division of Administrative Hearings ("DOAH"). Mr. Gyor and we contest the allegations. We are continuing discussions in an attempt to reach a resolution of these matters. Should a resolution not be reached, we intend to vigorously defend against the charges. At this juncture, we cannot accurately predict the likelihood of an adverse outcome or provide an estimate of the amount or range of potential loss, if any.

         On or about July 11, 2000, a Virginia veterinarian filed a complaint against us with the Florida Agency for Health Care Administration. The complaint alleged that one of the veterinarian's clients received the medications Heartgard Plus Blue and Heartgard Plus Brown by mail from us without a prescription from the veterinarian or another veterinarian. We contest the allegations. We are continuing discussions in an attempt to reach a resolution of these matters. Should a resolution not be reached, we intend to vigorously defend against the charges. At this juncture, we cannot accurately predict the likelihood of an adverse outcome or provide an estimate of the amount or range of potential loss, if any.

         On or about February 21, 2000, a Georgia veterinarian sent a letter of complaint about us to the Food and Drug Administration's Center for Veterinary Medicine, Georgia Board of Pharmacy, Georgia Board of Veterinary Medicine, Florida Veterinary Medical Association, Florida Board of Pharmacy, Better Business Bureau, and American Veterinary Medical Association. The complaint alleged that one of the veterinarian's clients received the medication Droncit by mail from us without a prescription from the veterinarian and with a name the veterinarian had not used in two years on the label. The complaint also alleges that a technician under the direction of the veterinarian also received the medication Droncit by mail from us without a prescription from the veterinarian and with a name the veterinarian had not used in two years on the label. We contest the allegations. The Probable Cause Panel has determined probable cause exists to file an administrative complaint against us and our pharmacist, Gordon Gyor. We are continuing discussions in an attempt to reach a resolution of these matters. Should a resolution not be reached, we intend to vigorously defend against the charges. At this juncture, we cannot accurately




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\
predict the likelihood of an adverse outcome or provide an estimate of the amount or range of potential loss, if any.

         At least one complaint has been filed against us and our pharmacist, Gordon Gyor, relating to dispensing of prescription veterinary medication to customers outside Florida pursuant to prescriptions issued by veterinarians in Maryland and Washington that did not see the animal. These veterinarians were hired by us as independent contractors. The Maryland Board of Veterinary Medicine issued an opinion letter stating that such a practice is not permitted under Maryland law. We contest that dispensing medication under these circumstances is improper. At this juncture, we cannot accurately predict the likelihood of an adverse outcome or provide as estimate of the amount or range of potential loss, if any.

         On October 12, 1999, the Alabama State Board of Pharmacy issued to us a statement of charges and notice of hearing. The three count statement of charges alleged that we violated Alabama state law by allegedly dispensing or refilling pet medications Hearguard Plus Blue, Hearguard Plus Green and Interceptor Yellow without the prescription of a licensed practitioner or authorization of the prescriber. The charges, which we contested, were precipitated by complaints filed with the Alabama Board of Veterinary Medicine by three veterinarians. In February 2000, the Alabama State Board of Pharmacy and us agreed to a consent order resolving the matters at issue. The consent order provided that PetMed Express' permit shall be placed on probation for a period of two years, subject to our compliance with the following: we must implement and follow enhanced written policies and procedures; our pharmacy manager must attend a yearly continuing education course in Alabama pharmacy law; we must consent to random periodic inspections of our facility and operations; and we must submit written reports to the Board on a quarterly basis documenting our continuing compliance with applicable rules and regulations in Alabama; and we must comply with applicable laws and regulations. The consent order also required us to pay an administrative fine of $3,000.

         On October 8, 1999, the Louisiana Board of Pharmacy issued an official appearance notice summoning us to appear at an administrative hearing on November 18, 1999 in Baton Rouge, Louisiana. We were charged with allegedly dispensing pet medications Hearguard Plus Blue and Hearguard Purple without obtaining authorization from the veterinarian or an authorized member of his or her staff in violation of Louisiana state law. The charges, which we contested, were precipitated by a public complaint filed by a Baton Rouge veterinarian. By consent agreement dated February 8, 2000, the Louisiana Board of Pharmacy and we resolved the charges. We paid $3,000 to the Louisiana Board of Pharmacy for administrative costs and expenses of the investigation.

         In July 1999, the FDA issued a warning letter to PetMed Express regarding an unspecified instance or instances where we allegedly dispensed prescription veterinary drugs without obtaining a lawful written or oral order from a licensed veterinarian within the



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course of the veterinarian's professional practice. We deny any alleged violation. The matter was subsequently referred to the FDA's Center for Veterinary Medicine. We submitted a timely written response to the warning letter. At this juncture, we cannot accurately predict the likelihood of an adverse outcome. However, the warning letter did not assert any claim for damages, and we believe we have fully responded and addressed the concerns of the FDA.

         In February 2000, the EPA issued a Stop Sale, Use or Removal Order to us regarding the alleged distribution or sale of a misbranded Advantage in violation of the Federal Insecticide, Fungicide, and Rodenticide Act, as amended. The order provides that we shall not distribute, sell, use or remove the products listed in the order which are allegedly misbranded. The order further provides that we shall not commence any sale or distribution of those products without the prior written approval of the EPA. We deny any alleged violation. The order did not assert any claim for damages. On February 16, 2000, we submitted a written response to the order. We are negotiating a proposed settlement with the FDA. We believe we have fully responded and addressed the concerns of the EPA. At this juncture, we cannot accurately predict the likelihood of an adverse outcome.

         By letter dated March 8, 2000, the Indiana Board of Pharmacy advised us that our application for a non-resident pharmacy registration was denied based upon the alleged discipline that was taken on our license in Florida. We filed a petition for review appealing the decision by the Indiana Board of Pharmacy and petitioning the Board for an administrative review of its decision. On April 10, 2000 the Indiana Board of Pharmacy issued a notice of hearing scheduling the matter for an administrative hearing before the Board on May 15, 2000. On that date, we were granted a continuance of the administrative hearing to an unspecified date. On July 6, 2000, the Indiana Board of Pharmacy advised us of the following additional matters that allegedly constitute grounds for denial of our application: (1) a May 9, 2000, letter from the Indiana Board of veterinary Medical Examiners concerning a prescription allegedly filled without authorization; (2) disciplinary proceedings before the Louisiana Board of Pharmacy resulting from charges made that we allegedly did not verify prescriptions before dispensing to clients; (3) a "stop sale order" issued to us from the Environmental Protection Agency for allegedly selling misbranded flea control products; (4) an investigation by the State of Missouri for possible violation of that state's laws concerning pharmacy; and (5) alleged representations by us that we shipped drugs into Indiana without being registered. Following a formal hearing, on December 20, 2000, the Indiana Board of Pharmacy denied our application to become registered as a non-resident pharmacy.

         By letter dated May 15, 2000, the Attorney General of Missouri transmitted a proposed complaint against us and advised that the Missouri Board of Pharmacy has received information, which it believes shows cause to discipline our license as a pharmacy



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in the State of Missouri. The complaint alleges that we violated Missouri regulations 4 CSR 270-4.03.1 and 4 CSR 220-2.025 and federal statutes and regulations 21 U.S.C. ss. 352(f), 21 C.F.R. ss. 201.5 and 21 C.F.R. ss. 201.105.
We contest the charges. The Board has advised us that it is interested in resolving this matter without the necessity of proceeding to a formal hearing before the Missouri Administrative Hearing Commission. On January 26, 2001, the Missouri Board of Pharmacy offered to settle the matter by placing our pharmacy permit on probation for a period of four years, subject to certain terms and conditions and final approval by the Administrative Hearing Commission.

         We are a defendant in a lawsuit entitled Steven Wayne Turner v. PetMedExpress.com, Inc. filed in the District Court in and for Wagoner County, Oklahoma on January 10, 2000. In this nationwide class action lawsuit, the plaintiff asserted six claims for relief against us: breach of contract; unjust enrichment; recovery of money paid absent consideration, fraud, under the Florida Consumer Protection Act; and a declaratory judgment. Plaintiff's alleged claims arise from a purported overcharge of $1.95 on a purchase of pet supplies from us. The plaintiff alleges that he ordered three items from us over the Internet to be charged to his Visa card. We shipped the products, via United Parcel Service, along with an invoice for $47.96, which represented $39.97 for the three items shipped and $7.99 for "Shipping, Handling and Insurance." Although the invoice did not identify any portion of the $7.99 charge as specifically allocable to shipping, handling or insurance individually, the plaintiff alleges the $1.95 of the $7.99 was an overcharge attributable to insurance. Plaintiff claims the inclusion of the word "insurance" with "shipping and handling" warrants a nationwide class action against us in Oklahoma for alleged breach of contract, unjust enrichment, recovery of money paid absent consideration, fraud, violation of the Florida Consumer Protection Act and declaratory relief. Plaintiff further alleges that we omitted to inform our customers that they did not need to purchase insurance; that our customers relied on our purported omissions; and that such omissions were material. Plaintiff claims to represent all of our customers throughout the United States who ever received a similar statement and claims that plaintiff and members of the class would have refused to pay for insurance had they known the alleged omitted facts. On April 18, 2000, we filed a motion to dismiss and a supporting brief. On May 4, 2000, the plaintiff filed a response to our motion. The Court denied the motion to dismiss and we answered the complaint. We contest the assertions made. We have responded to the first set of interrogatories, first request for admissions and first request for production of documents. Depositions have been taken of the plaintiff, Steven



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Wayne Turner, our representatives, Christopher Lloyd and Brian Stormer.
Plaintiff has filed a motion for class certification. We have filed a response in opposition to the motion for class certification. The motion is set for hearing on February 23, 2001. Counsel for PetMed Express believes that the suit was brought by class action lawyers in a distant and inconvenient forum to cause us as much inconvenience and expense as possible with the expectation that we will settle to avoid the cost and inconvenience of litigation. We intend to vigorously defend ourselves against these claims. We cannot, however, at this time, predict either the outcome of this lawsuit or what effect, if any, it will have on our financial condition or results of operations.

         On June 19, 2000, we were notified that the Hawaii Regulated Industries Complaints Office was prepared to file a petition for disciplinary action against us for alleged violations of the Hawaii Administrative Rules for purportedly failing to report a change of address within ten days and for alleged failing to report in writing the alleged disciplinary decision issued in Florida within thirty days. We contested the charges. The Hawaii Regulated Industries Complaints Office and we agreed to settle the charges by payment of an administrative assessment in the amount of $500 and agreement to abide by the reporting requirements, among other terms. We paid the administrative assessment and the Hawaii Board of Pharmacy approved the settlement of this matter.

                        DIRECTORS AND EXECUTIVE DIRECTORS

         As described above, Messrs. Kivilcim, Kizanlikli and Jacobi will commence to take action as directors at such time and in accordance with applicable laws, rules and regulations. The following information relates to the members of our board of directors and Messrs. Kivilcim, Kizanlikli and Jacobi:

Name                       Age        Positions Held
----                       ---        ---------------

Marc Puleo, M.D.           37         Chairman of the Board, Chief Executive
                                      Officer, and Assistant Secretary

Christopher Lloyd          35         President, Chief Operating Officer,
                                      Secretary and Director

John S. Vermaaten          41         Chief Financial Officer and Treasurer

Guven Kivilcim             28         Director

Huseyin Kizanlikli         38         Director

Kenneth Jacobi             53         Director





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         MARC PULEO, M.D. has served as our chief executive officer and chairman of our board of directors since our inception in January 1996, and our assistant secretary since March 2000. From January 1996 until March 2000, Dr. Puleo also served as our president. Dr. Puleo has also been the president of South Florida Anesthesia Professionals, an entity located in Fort Lauderdale, Florida since founding that company in January 1996. Dr. Puleo was vice president of Dynamic Press, Inc., an offset printing and direct marketing company, from June 1997 until June 1998. Dr. Puleo, an anesthesiologist, was employed with Anesthesia Professional Association, North Ridge Medical Center and North Ridge Outpatient Surgery Center from December 1994 through December 1995. Dr. Puleo was an anesthesia resident with the University of Illinois Hospitals and Clinics, the Michael Reese Hospital, the Westside Veteran's Administration Hospital, the University of Illinois Eye and Ear Infirmary, the Nathan Cummings Surgicenter, and the University of Illinois Pain Clinic, all located in the Chicago, Illinois area, from July 1991 through June 1994. Dr. Puleo received his medical degree from the University of Illinois College of Medicine, Chicago, Illinois.

         CHRISTOPHER LLOYD has served on our board of directors since February 1998, as our chief operating officer since June 1999, as our secretary since 2000, and as our president since March 2000. From 1990 until joining PetMed Express, Mr. Lloyd was employed in a variety of senior management positions at Advocate Ravenswood Hospital Medical Center, Chicago, Illinois. He served as president of Ravenswood Health Enterprises, and vice president of Ravenswood Health Care Corporation, where he managed all the for-profit subsidiaries. During 1988 and 1989, Mr. Lloyd was employed by St. Francis Hospital of Evanston, Evanston, Illinois in the positions of both Administrative Fellow and Assistant Administrator. Mr. Lloyd received a B.S. in Biology in 1986 and a M.S. in Hospital and Healthcare Administration in 1988 from St. Louis University.

         JOHN S. VERMAATEN has served as our chief financial officer and treasurer since March 2000. From 1996 until joining PetMed Express, Mr. Vermaaten was chief financial officer, Asia Pacific for Pitney Bowes, Inc., Hong Kong. From 1990 until 1996, Mr. Vermaaten was chief financial officer and secretary of James McGraw, Inc., Richmond, Virginia, and from 1984 until 1990 he was a senior manager at KPMG Peat Marwick in Richmond, Virginia. From 1983 until 1984, Mr. Vermaaten was a senior financial accountant for Best Products, Inc., Richmond, Virginia, and from 1981 until 1983, he was employed by Cooper & Lybrand, Richmond, Virginia. Mr. Vermaaten, a certified public accountant, received a B.S. in Accounting from Virginia Commonwealth University.

         GUVEN KIVILCIM, 28, has been a member of our board of directors since November 2000. Since December 1997, Mr. Kivilcim has been chairman and president of Radiant Telecom, Inc., a long distance telecommunications company. Mr. Kivilcim is also a 20% shareholder of Tricon Holdings, LLC, a principle shareholder of the Company. From 1995



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to present, Mr. Kivilcim has been employed as a vice president with Tel3.com, a telecommunications company. Mr. Kivilcim is also Secretary & Treasurer of Next Communications, Inc. Mr. Kivilcim is Mr. Kizanlikli's cousin.

         HUSEYIN KIZANLIKLI, 38, has been a member of our board of directors since November 2000. Since December 1997, Mr. Kizanlikli has been vice president and a director of Radiant Telecom, Inc., a long distance telecommunications company, and since October 1996, he as been vice president and a director of Creslin of Florida, Inc., a real estate corporation established in 1995. Mr. Kizanlikli is also CEO of a European company, Yesil Kundura, based in Istanbul, Turkey since 1995. Mr. Kizanlikli is also a director of Managed Vision. Mr. Kizanlikli is Mr. Kivilcim's cousin.

         KENNETH JACOBI, 53, has been a member of our board of directors since November 2000. He has been a principal of Regnum Group, Inc., a consulting and advisory firm in the telecommunications industry since 1999. Since January 1999, Mr. Jacobi has been a member of the Board of Directors, Secretary and Treasurer of Radiant Telecom, Inc., a long distance telecommunications company, and Vice President of Regulatory Affairs since June 1999. Since June 2000, Mr. Jacobi has been President of Broadway Motor Sports, Inc., a used car dealership. From 1997 through 1999, he served as vice president of regulatory and administrative affairs for Netel, Inc., a telecommunications company located in Fort Lauderdale, Florida, where he was responsible for regulatory and legislative research, government affairs, negotiation of contracts and strategic alliances with various telecommunications companies. From 1992 through 1997, Mr. Jacobi served as vice president of regulatory and administrative affairs for Colmena Corp., a telecommunications company located in Pompano Beach, Florida, where he was involved in regulatory affairs, dispute management and business policy. Mr. Jacobi attended the University of Southern California and Miami-Dade Community College. Mr. Jacobi is also a non-voting member of the Federal Communication Commission Bar Association.

         On December 14, 1998, Netel, Inc., a corporation in which Mr. Jacobi, a director of the Company, served as Vice President, filed a Petition for Chapter 11 bankruptcy in the United States Bankruptcy Court Southern District of Florida. The proceeding was styled IN RE: NETEL, INC., CASE NO.
98-28929-BKC-PGH. On July 19, 1999, the Bankruptcy Court entered an Order Confirming an Amended Chapter 11 Plan. On December 21, 1999, the Bankruptcy Court entered a Final Decree, Discharge of Trustee, and closed the case.

         There are no family relationship between any of the executive officers and directors other than Guven Kivilcim is the cousin of Huseyin Kizanlikli as described above. Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of our shareholders, or until his or her successor is elected and qualified.

                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

         In December 1998, Dr. Puleo advanced us $100,000 to be used as a deposit on the purchase of the building and the real property on which our principal offices are located. The advance was repaid without interest in February 1999.

         In February 1999, we borrowed $1,950,000 from Dr. Puleo's father to purchase the building and the real property on which our principal offices are located. The loan was unsecured and accrued interest at the rate of 15% per annum. The note was renewed as of March 31, 1999 for a two year period with an annual interest rate of 15% during the month of April 1999 and 12% thereafter. On May 30, 1999, $1.5 million of the note was repaid with the proceeds from a mortgage on the building and land obtained by us from a commercial bank. The balance was repaid in October 1999.

         We purchased printing and mailing services during the years ended March 31, 1999 and March 31, 2000 of approximately $97,856 and $0, respectively from Dynamic Press, Inc. Dr. Puleo served as vice president of marketing of this company from June 1997 until June 1998.

         We believe transactions with our officers, directors and principal stockholders have been made upon terms no less favorable to us that we might receive from unaffiliated third parties.

         We have adopted a policy whereby all transactions between us and one or more of our affiliates must be approved in advance by a majority of our disinterested directors.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten (10%) percent of our outstanding common stock, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership of our common stock on Forms 4 or 5. Such persons are required by SEC regulation to furnish us with copies of all such reports they file.

         Based solely on its review of the copies of such reports furnished to us or written representations that no other reports were required, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten (10%) percent beneficial owners were complied with during the year ended March 31, 2000.

                  BOARD COMMITTEES AND OTHER BOARD INFORMATION

DIRECTORS' COMPENSATION

         We have adopted a compensation policy for our non-employee directors, which includes options being granted to them, upon appointment, under our 1998 Stock Option Plan to purchase 60,000 shares of our common stock, exercisable at the fair market value on the date of grant. These options vest at the rate of 15,000 options on each of the first, second, third and fourth annual anniversaries date of the date of grant, provided that the director remains a member of our board of directors on the respective vesting date.

         We reimburse our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board and committee meetings.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The following table provides a summary of cash and non-cash compensation for each of the last two fiscal years ended March 31, 1999 and 2000 received by our chief executive officer who is referred to as the named executive officer. No executive officer received compensation in excess of $100,000 in these fiscal years.

Summary Compensation Table


                                                                                   Long-term
                                                                                  Compensation
                                       Annual Compensation                        -------------
                         ----------------------------------------------            Securities
Name and                                                   Other Annual            Underlying         All Other
Principal Position       Year       Salary     Bonus       Compensation              Options        Compensation
------------------       ----       ------     -----       ------------            ------------     ------------
Marc Puleo, M.D.,        1999(1)      -0-        --             --                    600,000             --
Chief Executive          2000(1)      -0-                      -0-                        -0-            -0-
Officer, Chairman

(1) During our fiscal years ended March 31, 1999 and 2000, Dr. Puleo did not receive a cash salary as compensation for his services to us. As described elsewhere in this annual report, Dr. Puleo's compensation has been in the form of stock options. We have, however, recognized an expense of $80,000 and $100,000 for the fiscal years ended March 31, 1999 and 2000, respectively, as the value of his services to us. Please see Note 5 to the consolidated financial statements included in this annual report. Dr. Puleo served as our president from January 1996 until March 2000. On May 1, 2000 we entered into a two year employment agreement with Dr. Puleo which provides for annual cash compensation to him of $150,000. See Item 10. Executive Compensation - Employment Agreements below.

(2) Represents the calculated value of the difference between the exercise price and the market value on date of grant of options to purchase 300,000 shares.

FISCAL 2000 OPTION GRANTS

         The following table sets forth each grant of stock options during the fiscal year ended March 31, 2000 to the named executive officers:


                                                             Individual Grants
                                                -----------------------------------------------
                                                                                                    Potential Realizable
                                                                                                      Value at Assumed
                                                                                                      Annual Rates of
                                  Number           Percentage                                            Stock Price
                               of Securities    of Total Options                                       Appreciation for
                                Underlying         Granted to                                            Option Term (1)
                                 Options            Employees        Exercise       Expiration      ---------------------
Name                             Granted         in Fiscal 2000     Price($/sh)        Date           5%($)        10%($)
----                           -------------    ----------------    -----------     -----------     ---------     -------
Marc A. Puleo, M.D.
Chief Executive Officer,
Chairman                            0                 0                 0               0               0            0


(1) Potential realizable value is presented net of the option exercise price, but before any federal or state income taxes associated with exercise. It is calculated assuming that the fair market value on the date of the grant appreciates at the indicated annual rates, compounded annually, for the term of the option. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future increases in the price of our common stock. Actual gains will be dependent on the future performance of our common stock and the option holder's continued employment through the vesting periods. The amounts reflected in the table may not be achieved.

FISCAL 2000 OPTION VALUES

         During the fiscal year ended March 31, 2000 the named executive officers did not exercise any options issued by PetMedExpress. The following table sets forth information regarding stock options held as of March 31, 2000 by the named executive officers:


                                       Number of Securities
                                      Underlying Unexercised                       Value of Unexercised
                                            Options at                            In-the-Money options at
                                          March 31, 2000                             March 31, 2000(1)
                             -------------------------------------           ------------------------------------
Name                         Exercisable             Unexercisable           Exercisable            Unexercisable
Marc A. Puleo,
M.D., Chief Executive
Officer, Chairman             1,114,000                 600,000


(1) The value per option is calculated by subtracting the exercise price of the option from the fair market value of our common stock of $2.88 per share on March 31, 2000 as reported on the OTC Bulletin Board on that day.

EMPLOYMENT AGREEMENTS

         In May 2000, as amended in October 2000, we entered into a two year employment agreement with Dr. Puleo to serve as our chief executive officer. Under the terms of the employment agreement:

         - Dr. Puleo receives an annual salary commencing October 1, 2000 of $80,000, subject to increase upon an annual review by our board of directors; however, at such time as the Company shall report net operating income of at least $50,000 per month for two consecutive months, Dr. Puleo will receive an annual salary of $100,000.

         - Dr. Puleo can participate in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives,

         - We can terminate the employment of Dr. Puleo either with or without "good cause" (as defined in his employment agreement). If we terminate Dr. Puleo without cause, we are obligated to grant Dr. Puleo options, provided we should thereafter meet the stated criteria within the fiscal year in which Dr. Puleo was terminated. To the extent that Dr. Puleo's employment is terminated for cause, no severance benefits shall be paid.

         Dr. Puleo is subject to customary non-disclosure provisions, as well as a provision restricting competition for a period of 18 months following the termination of the agreement.

         In January 2000, as amended in October 2000, we entered into a two year employment agreement with Christopher Lloyd, our chief operating officer. Under the terms of the employment agreement:

         - Mr. Lloyd receives an annual salary commencing October 1, 2000 of $80,000, subject to increase upon an annual review by our board of directors; however, at such time as the Company shall report net operating income of at least $50,000 per month for two consecutive months, Mr. Lloyd will receive an annual salary of $100,000.

         - Mr. Lloyd was granted options to acquire an aggregate of 350,000 shares of our common stock, at $2.75 per share, which vest at the rate of 150,000 options on date of the agreement, and 100,000 options on each of the first and second annual anniversaries of the date of the employment agreement. These options are exercisable for a period of five years from their respective vesting dates,

         - Mr. Lloyd can participate in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives and we pay for Mr. Lloyd's automobile expenses,

         - We can terminate the employment of Mr. Lloyd either upon mutual consent or for cause. If we should terminate Mr. Lloyd for cause, or if Mr. Lloyd should terminate the agreement without "good reason" as described below, no severance benefits shall be paid. If we should terminate Mr. Lloyd without cause, we must give him three months notice and continue to compensate him under the terms of this employment agreement during those three months. At the end of the three month period, we must pay Mr. Lloyd severance benefits in a lump sum equal to the balance of his base compensation for the remainder of the term of the employment agreement, and his executive benefits shall continue for the balance of the term of the agreement and any previously granted but unvested options shall immediately vest.

         - Mr. Lloyd is also entitled to terminate the employment agreement for "good reason," which includes the following:

         - our significantly changing the nature or scope of his authorities, powers, functions, duties or responsibilities, or his failing to be elected to the board of directors,

         - our materially breaching any of the terms of his employment agreement,

         - our materially reducing his benefits if the reduction is not affected for all our executive employees,

         - a successor company failing to assume our obligations under his employment agreement, or

         - the relocation of our principal offices outside Broward or Palm Beach counties in Florida.

         In the event Mr. Lloyd terminates his employment agreement with good reason, he is entitled to receive a lump sum payment equal to the balance of his base compensation for the remainder of the term of the employment agreement, he shall continue to receive his benefits for the remainder of the term of the agreement and any previously granted but unvested options shall immediately vest.

         - If we should terminate Mr. Lloyd's agreement at or within 12 months following a change in control of PetMed Express, as defined in the employment agreement, for any reason other than cause, we must pay him a lump sum equal to the balance of his base compensation for the remainder of the term of the employment agreement, he shall continue to receive his benefits for the remainder of the term of his employment agreement and any previously granted but unvested options shall immediately vest.

         - The employment agreement contains customary non-disclosure provisions, as well as a non-compete restriction for a period of 18 months following the termination of the agreement.

         In March 2000, as amended in October 2000, we entered into a two year employment agreement with Mr. Vermaaten to serve as our chief financial officer. Under the terms of the employment agreement:

         - Mr. Vermaaten receives an annual salary of $100,000, subject to increase upon an annual review by our board of directors; however, at such time as the Company shall report net operating income of at least $50,000 per month for two consecutive months, Mr. Vermaaten will receive an annual salary of $120,000.

         - Mr. Vermaaten was granted options to acquire an aggregate of 100,000 shares of our common stock, at $3.125 per share, which vest at the rate of 33,000 options on the date of the agreement, 33,000 options on the first annual anniversary of the date of the agreement and 34,000 options on the second annual anniversary of the date of the agreement. These options are exercisable for a period of five years from their respective vesting dates;

         - Mr. Vermaaten can participate in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives, and we pay for Mr. Vermaaten's automobile expenses;

         - We can terminate the employment of Mr. Vermaaten with or without cause. If we should terminate Mr. Vermaaten for cause, or if Mr. Vermaaten should terminate his agreement without "good reason" as described below, no severance benefits shall be paid. If we should terminate Mr. Vermaaten without cause, we must give him three months notice and continue to compensate him under the terms of his employment agreement during those three months. At the end of the three month period, we must pay Mr. Vermaaten severance benefits in a lump sum equal to the balance of his base compensation for the remainder of the term of his employment agreement, and he shall continue to receive his executive benefits for the balance of the term of his agreement and any previously granted but unvested options shall immediately vest.

         - Mr. Vermaaten is also entitled to terminate his employment agreement for "good reason." The employment agreement provides that "good reason," which includes the following:

         - our significantly changing the nature or scope of his authorities, powers, functions, duties or responsibilities,

         - our materially breaching any of the terms of his employment agreement,

         - our materially reducing his benefits if the reduction is not affected for all our executive employees,

         - a successor company failing to assume our obligations under his employment agreement, or

         - the relocation of our principal offices outside Broward or Palm Beach counties in Florida.

                  In the event of termination with good reason, Mr. Vermaaten is entitled to receive a lump sum payment equal to the balance of his base compensation for the remainder of the term of his employment agreement, he shall continue to receive his benefits for the remainder of the term of the agreement and any previously granted but unvested options shall immediately vest.

         - If we should terminate Mr. Vermaaten's agreement at or within 12 months following a change in control of PetMed Express, as defined in his employment agreement, for any reason other than cause, we must pay him a lump sum equal to the balance of his base compensation for the remainder of the term of his employment agreement, he shall continue to receive his benefits for the remainder of the term of his employment agreement and any previously granted but unvested options shall immediately vest.

         - The employment agreement contains customary non-disclosure provisions, as well as a non-competition restriction for a period of 18 months following the termination of the agreement.

                                    SIGNATURE

         In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             PETMED EXPRESS, INC.



                                             By: /s/ Marc Puleo, M.D.
                                                 -------------------------------
                                                     Marc Puleo, M.D., President

Dated:  January 31, 2001.